Exhibit 8.1

Uxin Limited

List of Significant Subsidiaries

Subsidiaries	Place of Incorporation
Uxin Used Car Limited	Cayman Islands
Xin Limited	Cayman Islands
New Car Group Limited	British Virgin Islands
UcarBuy Holding Limited	British Virgin Islands
UcarShow HK Limited	Hong Kong
Xin HK Limited	Hong Kong
Youxin (Anhui) Industrial Investment Group Co., Ltd.	PRC
Youxin (Hefei) Automobile Intelligent Remanufacturing Co., Ltd.	PRC
Beijing Youxin Youtu Information Technology Co., Ltd.	PRC
Youtang (Shaanxi) Information Technology Co., Ltd.	PRC
Wuhan Youxin Intelligent Remanufacturing Co., Ltd.	PRC
Youxin (Zhengzhou) Automobile Intelligent Remanufacturing Co., Ltd.	PRC
Youxin (Tianjin) Used Car Trading Co., Ltd.	PRC
Youlu (Shangdong) Used Car Trading Co., Ltd.	PRC